

1801 California Street, Suite 5200
Denver, Colorado 80202
(720) 493-4256

VIA EDGAR

May 8, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Filing Desk - Stop 1-4

Transamerica ETF Trust
1933 Act File No. 333-216648
1940 Act File No. 811-23237

Dear Sir/Madam:

On behalf of Transamerica ETF Trust (the "Trust"), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing are the following documents:

1. A copy of the Rider, with an effective date of August 31, 2019, to the Joint Insured Bond No. FS 2346479 09 00 for the period December 31, 2018 12:01 a.m. to December 31, 2019 12:01 a.m. (collectively the "Bond"), attached hereto as Exhibit A;

2. Resolutions of the majority of the Board Members of the Trust, who are not "interested persons" of the Trust as that term is defined in the 1940 Act, ratifying and approving the amount, type, form and coverage of the Bond and portion of the premium to be paid by the Trust, attached hereto as Exhibit B; and

3. Pursuant to Rule 17g-1(f), an executed copy of the joint fidelity bond agreement dated January 1, 20219 among all the named insureds to the Joint Insured Bond among all the named insureds to the Joint Insured Bond, attached hereto as:

    a. Exhibit C-1 a Joint Insured Fidelity Bond Agreement (the "Agreement:); and
    b. Exhibit C-2- a addendum to the Agreement adding the Trust.

As required by Rule 17g-1, the amount of coverage under the Bond is at least equal in amount to the total amount of coverage which the Trust would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Trust not been a named a Joint Insured under the Bond.

If you should have any questions or require further information, please contact me at 720 482 8836.

Sincerely,

/s/ Erin Nelson

Erin Nelson
Chief Legal Officer and Secretary

Enclosures

Bond No.   FS 2346479 09 00
Effective Date of Change   08/31/2019

BOND CHANGES

NAMED INSURED AND ADDRESS:	Transamerica Asset Management, Inc. 1801 California Street Suite 5200 Denver, CO 80202

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** Willis Towers Watson Northeast, Inc. 1 World Financial Ctr 200 Liberty St 7th Floor New York, NY 10281

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 12/31/2018   To   12/31/2019
                   12:01 A.M. Standard Time at the address of the Named Insured

The following are added to Rider No. 1

Transamerica ETF Trust
DeltaShares S&P 400 Managed Risk ETF
DeltaShares S&P 500 Managed Risk ETF
DeltaShares S&P 600 Managed Risk ETF
DeltaShares S&P International Managed Risk ETF
DeltaShares S&P EM 100 & Managed Risk ETF

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

SRF9808 08-95

FORMS AND RIDERS hereby deleted:

RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 2346479 09 00

In favor of Transamerica Asset Management, Inc.

Joint Insured List

1. At the request of the Insured, the Underwriter **adds to** the list of Insured under the attached
    bond the following:

Transamerica Asset Management, Inc.
Transamerica Fund Services, Inc.

Transamerica Funds
ClearTrack 2015
ClearTrack 2020
ClearTrack 2025
ClearTrack 2030
ClearTrack 2035
ClearTrack 2040
ClearTrack 2045
ClearTrack 2050
ClearTrack 2055
ClearTrack 2060
ClearTrack Retirement Income
Transamerica Asset Allocation - Conservative Portfolio
Transamerica Asset Allocation - Growth Portfolio
Transamerica Asset Allocation - Moderate Growth Portfolio
Transamerica Asset Allocation - Moderate Portfolio
Transamerica Asset Allocation Intermediate Horizon
Transamerica Asset Allocation Long Horizon
Transamerica Asset Allocation Short Horizon
Transamerica Balanced II
Transamerica Bond
Transamerica Capital Growth
Transamerica Concentrated Growth
Transamerica Core Bond
Transamerica Dividend Focused
Transamerica Dynamic Allocation
Transamerica Dynamic Income
Transamerica Emerging Markets Debt
Transamerica Emerging Markets Equity
Transamerica Event Driven
Transamerica Floating Rate
Transamerica Global Equity
Transamerica Global Multifactor Macro
Transamerica Global Real Estate Securities
Transamerica Government Money Market

Transamerica Growth
Transamerica High Quality Bond
Transamerica High Yield Bond
Transamerica High Yield Muni
Transamerica Inflation Opportunities
Transamerica Inflation-Protected Securities
Transamerica Intermediate Bond
Transamerica Intermediate Muni
Transamerica International Equity
Transamerica International Growth
Transamerica International Small Cap Value
Transamerica International Stock
Transamerica International Value
Transamerica Large Cap Value
Transamerica Large Core
Transamerica Large Growth
Transamerica Large Value Opportunities
Transamerica Long/Short Strategy
Transamerica Managed Futures Strategy
Transamerica Mid Cap Growth
Transamerica Mid Cap Value
Transamerica Mid Cap Value Opportunities
Transamerica MLP & Energy Income
Transamerica Multi-Cap Growth
Transamerica Multi-Managed Balanced
Transamerica Multi-Manager Alternative Strategies Portfolio
Transamerica Short-Term Bond
Transamerica Small Cap Core
Transamerica Small Cap Growth
Transamerica Small Cap Value
Transamerica Small/Mid Cap Value
Transamerica Stock Index
Transamerica Strategic High Income
Transamerica Total Return
Transamerica Unconstrained Bond
Transamerica US Growth

Transamerica Series Trust
Transamerica 60/40 Allocation VP
Transamerica AB Dynamic Allocation VP
Transamerica Aegon Government Money Market VP
Transamerica Aegon High Yield Bond VP
Transamerica Aegon U.S. Government Securities VP
Transamerica American Funds Managed Risk VP
Transamerica Barrow Hanley Dividend Focused VP
Transamerica BlackRock Equity Smart Beta 100 VP
Transamerica BlackRock Global Allocation Managed Risk - Balanced VP
Transamerica BlackRock Global Allocation Managed Risk - Growth VP
Transamerica BlackRock Global Allocation VP
Transamerica BlackRock Smart Beta 50 VP
Transamerica BlackRock Smart Beta 75 VP
Transamerica BlackRock Tactical Allocation VP
Transamerica Clarion Global Real Estate Securities VP
Transamerica Greystone International Growth VP
Transamerica International Equity Index VP

Transamerica Janus Balanced VP
Transamerica Janus Mid-Cap Growth VP
Transamerica Jennison Growth VP
Transamerica JPMorgan Asset Allocation - Conservative VP
Transamerica JPMorgan Asset Allocation - Growth VP
Transamerica JPMorgan Asset Allocation - Moderate Growth VP
Transamerica JPMorgan Asset Allocation - Moderate VP
Transamerica JPMorgan Core Bond VP
Transamerica JPMorgan Enhanced Index VP
Transamerica JPMorgan International Moderate Growth VP
Transamerica JPMorgan Mid Cap Value VP
Transamerica JPMorgan Tactical Allocation VP
Transamerica Legg Mason Dynamic Allocation - Balanced VP
Transamerica Legg Mason Dynamic Allocation - Growth VP
Transamerica Levin Large Cap Value VP
Transamerica Madison Balanced Allocation VP
Transamerica Madison Conservative Allocation VP
Transamerica Madison Diversified Income VP
Transamerica Managed Risk - Balanced ETF VP
Transamerica Managed Risk - Conservative ETF VP
Transamerica Managed Risk - Growth ETF VP
Transamerica Market Participation Strategy VP
Transamerica Morgan Stanley Capital Growth VP
Transamerica Multi-Managed Balanced VP
Transamerica Multi-Manager Alternative Strategies VP
Transamerica PIMCO Tactical - Balanced VP
Transamerica PIMCO Tactical - Conservative VP
Transamerica PIMCO Tactical - Growth VP
Transamerica PIMCO Total Return VP
Transamerica PineBridge Inflation Opportunities VP
Transamerica ProFund UltraBear VP
Transamerica QS Investors Active Asset Allocation - Conservative VP
Transamerica QS Investors Active Asset Allocation - Moderate Growth VP
Transamerica QS Investors Active Asset Allocation - Moderate VP
Transamerica Small/Mid Cap Value VP
Transamerica T. Rowe Price Small Cap VP
Transamerica Torray Concentrated Growth VP
Transamerica TSW International Equity VP
Transamerica U.S. Equity Index VP
Transamerica WMC US Growth II VP
Transamerica WMC US Growth VP

Transamerica Asset Allocation Variable Funds -3
Transamerica Asset Allocation Variable Funds - Intermediate/Long
Transamerica Asset Allocation Variable Funds - Intermediate Horizon
Transamerica Asset Allocation Variable Funds - Short Horizon

Cayman Funds -
Transamerica Cayman BlackRock Global Allocation VP, Ltd
Transamerica Cayman Global Multifactor, Ltd.
Transamerica Cayman Managed Futures Strategy, Ltd.

Transamerica ETF Trust
DeltaShares S&P 400 Managed Risk ETF
DeltaShares S&P 500 Managed Risk ETF

DeltaShares S&P 600 Managed Risk ETF
DeltaShares S&P International Managed Risk ETF
DeltaShares S&P EM 100 & Managed Risk ETF

 2. This rider shall become effective as of 12:01 a.m. on 08/31/2019 standard time.

Exhibit B

The Board Members of Transamerica ETF Trust approved the following authorizations via written consent on April 27, 2020:

WHEREAS, fidelity bond coverage for the period July 31, 2018 to July 31, 2019 was approved at a meeting of the Board held on July 17, 2018; and

WHEREAS, the term of the fidelity bond coverage was subsequently extended to August 31, 2019, as discussed at the July 16, 2019 meeting of the Board;

WHEREAS, following the July 16, 2019 meeting of the Board, the Board, including those trustees that are not "interested" as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, and/or their counsel held subsequent conversations and received electronic materials regarding insurance and fidelity bond matters; and

WHEREAS, prior to the September 17, 2019 meeting of the Board, the Board was presented with information concerning a joint fidelity bond among the Trust, Transamerica Asset Management, Inc. ("TAM") and the Transamerica Mutual Fund complex effective August 31, 2019 and expiring December 31, 2019 (the "Joint Fidelity Bond"), and the intention of the parties was for the Board to ratify the arrangement at the September 17, 2019 meeting, but the record of said meeting neglects to reflect that such approval took place; and

WHEREAS, the Board and TAM desire to avoid any confusion or ambiguity over the participation of the Trust in (i) the standalone fidelity bond for the period August 1, 2019 until August 31, 2019 and (ii) the Joint Fidelity Bond for the period August 31, 2019 until December 31, 2019; therefore be it

RESOLVED, that the extension of the fidelity bond coverage to August 31, 2019 be, and it hereby is, ratified, affirmed and approved; and

FURTHER RESOLVED, that the Joint Fidelity Bond be, and it hereby is ratified, affirmed and approved; and

FURTHER RESOLVED, that the premium allocations for the fidelity bond are ratified, confirmed, and approved on the basis of all factors deemed relevant by the Independent Trustees, including without limitation the number of parties named as insureds, the nature of the business activities of the named insureds, the amount of the bond, the amount of the premium for the bond, the ratable allocations of the premiums among the insureds, and the cost savings to the respective series of the Trust (each a "Series") realized by maintenance of a joint fidelity bond as compared to maintenance of a single insured bond by each Series; and

FURTHER RESOLVED, that the officers or agents be, and they hereby are, authorized and directed to take all necessary and appropriate actions as are necessary to implement the foregoing resolutions; and

FURTHER RESOLVED, that all agreements, instruments and other documents that may be necessary or desirable to implement the intent of the foregoing are hereby approved, with such changes, additions or deletions as the officers or agents deem necessary or desirable, such approval to be conclusively evidenced by the execution and delivery or other finalization of such agreements, instruments and other documents.

Exhibit C-1

AGREEMENT AMONG JOINTLY INSURED PARTIES
Joint Fidelity Bond

This Agreement Among Jointly Insured Parties (the "Agreement") is made as of January 1, 2019 by and among Transamerica Funds, Transamerica Series Trust, Transamerica Asset Allocation Variable Funds, (each a "Fund" and collectively, the "Funds"), Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc. (each a "TAM Service Entity" and collectively, the "TAM Service Entities") (the Funds and the TAM Service Entities are collectively referred to herein as the "Insureds").

WHEREAS, the Insureds desire to be named as joint insureds under a Joint Insured Fidelity Bond with a term from December 31, 2018 to December 31, 2019 (the "Bond"); and

WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among the Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and (ii) the basis on which additional investment companies may be added as named Insureds under the Bond and as parties to this Agreement;

NOW, THEREFORE, it is hereby agreed as follows:

1.   In the event recovery is received under the Bond as the result of a loss sustained by a Fund and one or more other Insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

2.   In the event that an insurer asserts that the liability to a TAM Service Entity in the event of a loss under the Bond has the effect of reducing the maximum limit of its liability under the Bond, each TAM Service Entity agrees to reduce its claim against such insurer under the Bond to the extent required so that any Fund claimant shall receive an amount at least equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

3.   The Insureds may amend this Agreement to add another investment company as a party to the Agreement provided that (a) such investment company satisfies the requirements of Rule 17g-1(b) and (j) under the 1940 Act for inclusion in the Bond; (b) the premium paid by each Fund following the addition of another investment company as a party to the Agreement would be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; (c) such investment company has retained a TAM Service Entity to provide services to the investment company; and (d) such investment company executes a written Addendum to this Agreement in the form set forth in Exhibit A of this Agreement and delivers a copy of such executed Addendum to each Insured.

4.   The obligations of the Funds under this Agreement are not binding upon any of the Trustees or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

TRANSAMERICA FUNDS
TRANSAMERICA SERIES TRUST
TRANSAMERICA ASSET ALLOCATION VARIABLE FUNDS

By: /s/ Rhonda A. Mills
Name: Rhonda A. Mills
Title: Secretary

TRANSAMERICA FUND SERVICES, INC.

By: /s/ Vincent J. Toner
Name: Vincent J. Toner
Title: Vice President, Administration and Treasurer

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Rhonda A. Mills
Name: Rhonda A. Mills
Title: Assistant General Counsel

Addendum No. 1 to Agreement Among Jointly Insured Parties

This Addendum No. 1 dated _____ to the Agreement Among Jointly Insured Parties (the "Agreement") dated as of January 1, 2019 by and among Transamerica Funds, Transamerica Series Trust, Transamerica Asset Allocation Variable Funds, (each a "Fund" and collectively, the "Funds"), Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc. (each a "TAM Service Entity" and collectively, the "TAM Service Entities") (the Funds and the TAM Service Entities are collectively referred to herein as the "Insureds").

WHEREAS, _____ ("New Insured") wishes to join as an additional Insured under the Agreement;

WHEREAS, the Agreement permits the addition of New Insured during the current term provided certain conditions are satisfied, including the execution of an Addendum in the form attached thereto; and

WHEREAS, the premium paid by each Fund following the addition of New Insured will be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.   Unless otherwise specified, capitalized terms used in this Addendum are defined as set forth in the Agreement.

2.   New Insured represents that (a) it satisfies the requirements of Rule 17g-1(b) and (j) under the 1940 Act for inclusion in the Bond; and (b) such investment company has retained a TAM Service Entity to provide services to it.

3.   New Insured agrees to be bound by all the terms of the Agreement.

4.   New Insured shall deliver a copy of this executed Addendum to each Insured.

IN WITNESS WHEREOF, New Insured has caused this Addendum to be executed by its officer hereunto duly authorized as of the day and year first above written.

By: _____
Name:
Title:

Exhibit C-2

Addendum No. 1 to Agreement Among Jointly Insured Parties

This Addendum No. 1 dated August 31, 2019 to the Agreement Among Jointly Insured Parties (the "Agreement") dated as of January 1, 2019 by and among Transamerica Funds, Transamerica Series Trust, Transamerica Asset Allocation Variable Funds, Transamerica ETF Trust (each a "Fund" and collectively, the "Funds"), Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc. (each a "TAM Service Entity" and collectively, the "TAM Service Entities") (the Funds and the TAM Service Entities are collectively referred to herein as the "Insureds").

WHEREAS, Transamerica ETF Trust ("New Insured") wishes to join as an additional Insured under the Agreement;

WHEREAS, the Agreement permits the addition of New Insured during the current term provided certain conditions are satisfied, including the execution of an Addendum in the form attached thereto; and

WHEREAS, the premium paid by each Fund following the addition of New Insured will be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.   Unless otherwise specified, capitalized terms used in this Addendum are defined as set forth in the Agreement.

2.   New Insured represents that (a) it satisfies the requirements of Rule 17g-1(b) and (j) under the 1940 Act for inclusion in the Bond; and (b) such investment company has retained a TAM Service Entity to provide services to it.

3.   New Insured agrees to be bound by all the terms of the Agreement.

4.   New Insured shall deliver a copy of this executed Addendum to each Insured.

IN WITNESS WHEREOF, New Insured has caused this Addendum to be executed by its officer hereunto duly authorized as of the day and year first above written.

By: _____/s/ Erin Nelson _____
Name: Erin Nelson
Title: Chief Legal Officer, Secretary